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To:          New England Business Service, Inc. Optionees

From:        NEBS Treasury Department

Date:        June 9, 2004

Re:          Your Stock Options and the Deluxe Transaction

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In an effort to answer your questions surrounding the Deluxe transaction and its effect on your stock options, we provide the following information:

o What will happen to my options in connection with the Deluxe transaction? The Deluxe transaction has two steps, consisting of a tender offer, followed by a merger. Upon completion of the tender offer, your unvested options immediately become 100% vested. Upon completion of the merger, all of your outstanding options will be cashed out; i.e., cancelled in exchange for the right to receive a cash payment equal to the product of (1) the excess of $44.00 over the per share exercise price of the option and (2) the number of shares subject to the option (less applicable withholdings).

o Can I exercise my vested options now? Yes. You can exercise all vested options between now and the time the merger closes. However, depending upon your method of exercise, you may incur normal broker fees in connection with the exercise. Broker fees will not be incurred upon the automatic cash-out of your options following the completion of the merger. You should also keep in mind that sales of shares prior to the completion of the merger will be at the market price at the time, which may be less than $44.00/share.

     For ISO optionees who exercise now, amounts realized upon the exercise are subject to federal and state income taxes, but are not subject to employer withholding. However, as historically handled for your convenience, we will automatically withhold 25% federal and the applicable state income tax at the time of exercise, unless you instruct us otherwise. You should consult with your tax advisor concerning your income tax obligations with respect to those amounts.

     For NQSO optionees who exercise now, amounts realized upon the exercise are subject to federal and applicable state income tax withholding, as well as Social Security (the applicable limit) and Medicare withholding. We are required to withhold these taxes upon exercise.

     For optionees located in Canada, United Kingdom and France, taxes will not be withheld in connection with an exercise of your options. Your payroll departments will report the proceeds from the exercise to the applicable taxing authorities and you will be responsible for meeting the associated tax obligations, if any. Please contact your local payroll department for further details.

o Will the trading window close on June 4th as scheduled? No. The trading window will remain open, even to those on the insider trading list, between now and the close of the transaction. However, the pre-clearance requirement described in the NEBS Insider Trading Policy continues to apply to designated insiders.

o When will I receive my cash payout? We expect that you will receive your cash payout within 10 business days of the close of the merger.

o Will taxes be withheld from my cash payout? Yes. We are required to withhold federal income tax (25%), applicable state tax, and Medicare (1.45%) against the full value of your net proceeds. We are also required to withhold Social Security (6.2%) taxes on amounts up to $87,900 of your combined option proceeds and annual income. Social Security taxes will not be withheld on payments in excess of this amount.

     For optionees located in Canada, United Kingdom and France, taxes will not be withheld from your cash payout. Your payroll departments will report the proceeds from the exercise to the applicable taxing authorities and you will be responsible for meeting the associated tax obligations, if any. Please contact your local payroll department for further details.

o Do I need to fill out any forms? If you wish to exercise vested stock options now, the normal exercise forms are required. If you decide to wait and receive the cash payout following the completion of the merger, you do not have to complete any forms.

Can I get a statement showing the total options granted to me and how many are currently vested? Yes. Please call or email Janet Lenoch x3552 or Robin Harris x3414.